NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Duke Energy Corporation

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

DUKE ENERGY: Shareholders Urged to Vote AGAINST Lead Independent Director Michael Browning’s 31st Board Term (Item 1.1), AGAINST Chair/CEO Lynn Good For Failures on Climate Performance (Item 1.8), FOR Shareholder Proposals for Independent Chair (Item 5) and Political Spending Disclosure (Item 6)

Summary: Duke Energy (NYSE: DUK, “Duke”), the largest generator of electricity and second largest CO2 emitter among U.S. power producers, has failed to align its capital expenditures with (a) its stated goal of achieving net-zero carbon emissions and (b) a pathway consistent with limiting warming to 1.5° Celsius, augmenting systemic climate risk and exacerbating stranded asset risks for long-term investors. Failure to manage and oversee key ESG risks led to a $1.6 billion writedown in 2020 associated with the ill-fated Atlantic Coast Pipeline project, which was successfully opposed by Black and Indigenous communities in its proposed pathway. Despite years of investor scrutiny over the company’s support for policy influence activity that was not aligned to the company’s stated positions, critical gaps remain in Duke’s political spending disclosure policy. Even after nominating 3 new directors in 2021, Duke’s board of directors still does not have anyone with experience in large-scale renewable energy deployment, and 12 of 13 director nominees (92%) are white.

Accordingly:

●	After 31 years on the board of Duke and its predecessor companies, a vote AGAINST Lead Independent Director Michael Browning (item 1.1) is warranted due to his excessive tenure, poor oversight of ESG and stranded asset risks, and failure as Governance Committee Chair to recruit a board with renewable energy expertise and racial and ethnic diversity or to provide adequate oversight and disclosure of the company’s policy influence activity.

●	A vote AGAINST Chair Lynn Good is warranted (item 1.8) due to the company’s failure under her leadership to adjust its capital expenditures and business strategy to align with its net-zero commitment and limiting warming to 1.5°C.

●	Support FOR the shareholder proposal to establish an independent board Chair (Item 5) is warranted to strengthen independent oversight of management. This proposal received support in 2020 from holders of 40.1% of shares voted.

●	Support FOR the shareholder proposal for enhanced political spending disclosure (Item 6) is warranted, particularly given failures to comprehensively disclose such spending in the aftermath of the January 6th Capitol Insurrection. Over 38% of shares voted in support of this proposal in 2020.

Duke has failed to adequately adjust its capital expenditures to align with its net-zero commitment and limiting warming to 1.5°C.

●	Duke is the largest generator of electricity and the second largest emitter of carbon dioxide among U.S. electric power producers.[1] Decarbonizing Duke’s electric power generation is central to electrifying its regions’ transportation, heating, and industries with carbon-free power, which can create substantial long-term shareholder value for Duke shareholders.

●	Duke is currently the second largest user of coal to generate electricity in the U.S.[2] It has firmly committed to retire only 11% of its coal generation before 2030,[3] even though coal phase-out by 2030 by power producers in the U.S. is critical to decarbonization pathways that limit warming to1.5°C.[4] Duke’s remaining coal generation without a 2030 retirement commitment is greater than any other utility included in a January 2021 study by the Sierra Club.[5]

●	According to the Intergovernmental Panel on Climate Change (IPCC), gas as a share of primary energy sources must fall 20-25% by 2030 in pathways that result in limited to no overshoot of the carbon budget required to limit warming to 1.5°C and limit the use of carbon removal technologies.[6] The company’s current plans call for construction of more than 7,800 MW of new natural gas capacity by 2030. This is more than twice the planned increased gas capacity of any other utility.[7] Beyond 2030, Duke plans to continue to expand its gas infrastructure capacity by a further 5,500 MW.[8]

●	Taken together, Duke’s planned capital expenditures earned the company an “F” grade on a January 2021 report from the Sierra Club, and the lowest score of any publicly traded utility that had made a net-zero commitment.[9]

●	Similarly, Climate Action 100+ found that Duke met none of its criteria for capital allocation alignment in its 2021 Net-Zero Company Benchmarks Assessments.[10] Duke’s interim carbon reduction targets are also substantially less ambitious than many other large utilities, including Xcel Energy, WEC Energy Group,[11] and most recently, American Electric Power.[12]

Duke has failed to exercise adequate oversight over key ESG and stranded asset risks.

●	Duke’s plans to add natural gas capacity and its failure to set a robust schedule for retirement of coal plants are exemplified by Duke’s Integrated Resource Plans for its Carolinas regulated electric subsidiaries, which accounted for 50% of the company’s operating revenue.[13] Based on Duke’s “base case” proposed generation portfolio and typical operation of these assets, emissions are projected to decrease by only 44% by 2050.[14] According to the Energy Transition Institute, this existing and proposed new fossil fuel capacity creates a potential $4.8 billion stranded asset risk, which will be borne by shareholders if the company cannot secure regulatory approval to pass these costs onto customers.[15]

●	As early as January 2019, energy finance experts had correctly warned that Duke’s largest natural gas investment, its 47% stake in the $8 billion Atlantic Coast Pipeline (ACP), would be value destructive for Duke shareholders because Duke and its partners would face a “struggle to convince state regulators to pass the full cost” on to consumers.[16] In February 2020, civil rights and environmental groups across Duke’s home state of North Carolina decried the project as “a toxic mix of climate pollution and environmental racism.” They pointed out that “[t]he ACP will disproportionately harm low income, African American, and indigenous communities, many of whom have been excluded from important decision-making processes.”[17]

●	Despite these concerns, when a shareholder questioned Chair & CEO Lynn Good at last year’s annual meeting about the viability of the ACP, she was dismissive, stating: “I am disappointed to learn that the tool of natural gas is under such assault.”[18]

●	Just two months later, citing legal challenges that “caused significant project cost increases and timing delays,” Duke and partner Dominion Energy cancelled the project,[19] resulting in a $1.6 billion after-tax writedown for Duke.[20]

Duke has failed to provide comprehensive disclosure of its policy influence activity, despite years of investor scrutiny over potential and actual misalignments between the company’s policy advocacy and its stated positions.

●	Over the past eight years, investors and civil rights advocates criticized Duke’s support for the American Legislative Exchange Council (ALEC), a public policy advocacy organization which has led efforts to pass laws widely viewed as voter suppression measures. In 2019, Duke became the target of a Congressional investigation of its secret financial support for the Utility Air Regulatory Group (UARG).[21] UARG led the legal fight against the Clean Power Plan which sought to combat climate change and reduce toxic pollution from electricity production – pollution which disproportionately affects communities of color.[22]

●	In January 2021, Duke faced additional scrutiny for donating more than $500,000 through its corporate Political Action Committee (PAC) to Members of Congress who voted to object to the certification of the 2020 U.S. election results in the past three election cycles, including at least $172,000 in the 2020 cycle.[23] Duke responded to the criticism by announcing a 30-day pause of PAC contributions to federal candidates.[24] However, when Duke issued a new policy on political and lobbying expenditures in March, it contained no pledge to end support for anti-democracy politicians or align its policy influence activities with its net-zero commitment.[25]

●	Neither the lobbying portions of Duke’s new policy nor a separate “climate review” of trade associations supported by Duke provides any disclosure of specific climate-related lobbying activities.[26] The “climate review” does, however, imply that the company will oppose vital restrictions on GHG emissions, stating that “natural gas remains essential” and arguing against “dictating a certain generation mix.” It also explicitly says that Duke’s position on climate policy is “aligned” with two of the nation’s leading pro-gas lobby groups: the American Gas Association (AGA) and the Interstate Natural Gas Association of America.[27] In Tennessee, Duke, joined by other businesses with gas interests, won passage of AGA-backed model legislation barring localities from promoting electrification by restricting gas hookups in new construction.[28]

Lack of an independent Chair, together with Lead Independent Director Michael Browning’s excessive tenure, create substantial concerns about independent board leadership

●	According to ISS Governance QualityScore, “an excessive tenure is considered to potentially compromise a director’s independence.”[29] Institutional investor CalPERS believes that “director independence can be compromised at 12 years of service – in these situations a company should carry out rigorous evaluations to either classify the director as non-independent or provide a detailed annual explanation of why the director can continue to be classified as independent.”[30]

●	Mr. Browning, age 74, lacks the qualifications and experience needed to provide oversight in the absence of an independent Chair. Mr. Browning is Chairman of a closely-held Indiana real estate firm.[31] He has served on the board of Duke and its predecessors for 31 years. Under Duke’s own Principles of Corporate Governance, he should have retired from the board at the 15-year mark, in 2005. Instead, the company revised his proxy biography, changing his reported first year on the board from 1990 in the 2014 proxy statement to 2006 in the 2015 proxy statement. These facts were fully documented in communications filed as exempt solicitations by Majority Action in 2019[32] and 2020.[33]

●	Mr. Browning has no proxy-reported experience as an executive of any public company. His proxy-reported board experience outside of Duke is limited to service prior to 2007 on the board of a small firm whose shares traded on OTC link and service during the 20th century on the boards of two long-defunct companies.[34]

●	Despite his weak credentials and over-long tenure, Mr. Browning has been Lead Independent Director since January 1, 2016.[35]

Under Governance Committee Chair Michael Browning, Duke’s board of directors lacks the diversity of expertise and backgrounds needed to provide adequate oversight of the company’s clean energy future and ESG risk management challenges.

●	Lead Independent Director Michael Browning has chaired the Corporate Governance Committee, which is responsible for recruiting new board members and reviewing political and lobbying spending, since 2017. He has served on that committee continuously since 2006, during which time every current director except Mr. Browning himself joined the board.[36]

●	As early as 2014, a group of shareholders sought board refreshment based on their concerns that incumbent directors had failed to provide needed oversight of Duke’s environmental and regulatory risks.[37] Shareholder calls for enhanced board diversity have only grown louder since that time, as evidence accumulates that it is critical for good decision making and has a positive impact on firm performance.[38]

●	Though Duke’s Corporate Governance Committee has recruited nine new directors since 2014,[39] Duke’s 13-member board today includes only one director that Duke discloses as “racial or ethnically diverse.”[40]

●	Duke’s director “skills matrix” identifies “environmental experience” as relevant to board service, but the definition is so lax that even outgoing board director and documented climate change denier Daniel DiMicco - who referred to controls on CO2 emissions as a “Gov’t dollar grab” - was credited with such experience in the firm’s 2020 proxy statement.[41], 42

●	Duke director Nicholas Fanandakis is a director and audit committee chair at FTI Consulting,[43] a firm that has “been hired by some of the largest oil and gas companies in the world to help them promote fossil fuels,” according to The New York Times.[44] The Times reported that FTI’s messages “have sometimes run counter to the scientific consensus that the world must burn less oil and gas to avoid the worst effects of global warming.”[45] The fact that FTI has engaged in such behavior during Fanandakis’s seven years on its board raises concerns about his alignment to Duke’s stated positions on decarbonization.

No Duke director has the deep expertise in the large-scale development and deployment of renewable energy technology and systems that we believe the board needs to provide robust oversight of the company’s planned capital expenditures toward its stated “Net Zero by 2050” goal.

●	Duke’s 2021 proxy statement attributes renewable energy relevant experience to only two nominees, both of whom, if elected, will be new board members.

●	According to the proxy statement, W. Roy Dunbar’s qualifications include “experience and insight into environmental issues and the energy industry during his time as a solar developer” following his retirement from Network Solutions in 2009. However, neither his Duke proxy biography nor the more complete LinkedIn list of companies he served as an executive or director over the past 22 years includes any “solar development” experience. Dunbar’s own LinkedIn “about” statement lists his “industries of interest” as “Healthcare, Pharmaceuticals, IT Services, IT Products, Insurance, Financial Services, Payments, Services to Small and Medium Businesses, Energy, etc.” but says nothing about solar power or solar development.[46]

●	The proxy statement asserts that new nominee Michael J. Pacilio’s understanding of “carbon-free generation, including nuclear, wind and solar, will provide valuable insight to the Board as the Company navigates our clean energy transition.” However, the firm Mr. Pacilio served for more than 30 years, Exelon Corp.,[47] is actually even less reliant on renewable energy generation than Duke: renewables provided a mere 1.9% of Exelon’s electricity generation as of 2018.[48] Exelon’s own profile of Pacilio emphasizes his decades of leadership of nuclear power, and includes no mention of any renewable energy experience.[49] If elected, he will be the third Duke director, alongside William E. Webster Jr. and John T. Herman, with a career devoted primarily to nuclear energy.[50]

1 https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts

2 https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts

3 Sierra Club, “The dirty truth about utility climate pledges,” January 2021, at 13, https://www.sierraclub.org/sites/www.sierraclub.org/files/blog/Final%20Greenwashing%20Report%20%281.22.2021%29.pdf

4 James, H. Williams, et al, “Carbon-Neutral Pathways for the United States,” AGU Advances, January 14, 2021, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284; Princeton Environmental Research, “Big but affordable effort needed for America to reach net-zero emissions by 2050, Princeton study shows,” December 15, 2020, https://environmenthalfcentury.princeton.edu/research/2020/big-affordable-effort-needed-america-reach-net-zero-emissions-2050-princeton-study; Climate Analytics, “Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C,” September 2019, at 15, https://climateanalytics.org/media/report_coal_phase_out_2019.pdf

5 Select “Most planned gas and most remaining coal” tab https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

6 Intergovernmental Panel on Climate Change, Special Report: Global Warming of 1.5°C, Summary for Policymakers, Figure SPM.3B: Characteristics of four illustrative model pathways, https://www.ipcc.ch/sr15/chapter/spm/

7 See Data Dashboard, “Most planned gas and most remaining coal”
https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

8 Sierra Club, “The dirty truth about utility climate pledges,” January 2021, at 13, https://www.sierraclub.org/sites/www.sierraclub.org/files/blog/Final%20Greenwashing%20Report%20%281.22.2021%29.pdf.

9 Sierra Club, “The dirty truth about utility climate pledges,” January 2021, at 13, https://www.sierraclub.org/sites/www.sierraclub.org/files/blog/Final%20Greenwashing%20Report%20%281.22.2021%29.pdf.

10 https://www.climateaction100.org/company/duke/ at Indicator 6

11 https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/

12 https://www.aep.com/news/releases/read/6026/AEP-Reports-Strong-2020-Earnings-Raises-2021-Operating-Earnings-Guidance

13 In 2020, operating revenue for Duke Energy Carolinas was $7,015 million, Duke Energy Progress was $5,422 million, and total operating revenues were $25,079 million https://dukeenergy.gcs-web.com/static-files/3518a481-738d-4e98-918c-7e821b4dfc2a, at 21, 27.

14 https://energytransitions.org/carbon-stranding, at 41-43.

15 https://energytransitions.org/carbon-stranding, at viii, 48.

16 https://ieefa.org/wp-content/uploads/2019/01/Atlantic-Coast-Pipeline_January-2019.pdf

17 http://www.ncchurches.org/wp-content/uploads/2020/02/Atlantic-Coast-Pipeline-Letter.pdf

18 https://www.duke-energy.com/_/media/pdfs/our-company/investors/2020-shareholder-questions-and-answers.pdf?la=en, at 4

19 https://news.duke-energy.com/releases/dominion-energy-and-duke-energy-cancel-the-atlantic-coast-pipeline

20 https://www.bizjournals.com/charlotte/news/2020/08/10/duke-energy-plans-for-2b-once-slated-for-acp.html

21 See e.g., Alex Kotch, “ALEC Legislator Introduces Bill to Suppress the Vote in Ohio,” PR Watch, June 4, 2020 https://www.prwatch.org/comment/47047; Stefanie Spear, “Coalition Slams Duke Energy for Funding Voter Suppression Laws and Dirty Energy Policies,” EcoWatch, August 29, 2012 https://www.ecowatch. com/coalition-slams-duke-energy-for-funding-votersuppression-laws-and-dir-1881640799.html; Dave Anderson, “Utilities back anti-protest bills in Ohio and other states,” Energy and Policy Institute, February 10, 2020 https://www.energyandpolicy.org/utilities-anti-protest-bills/

22 Matt Kasper, “EPA’s Clean Power Plan Opponents Led By Just A Few Power Companies,” Energy and Policy Institute, September 27, 2016 https://www. energyandpolicy.org/clean-power-plan-utility-airregulatory-group/; Maninder P.S. Thind, et al., “Fine Particulate Air Pollution from Electricity Generation in the US: Health Impacts by Race, Income, and Geography,” Environ. Sci. Technol., 2019, 53 (23), 14010-14019 https://pubs. acs.org/doi/10.1021/acs.est.9b02527; Kathiann M. Kowalski, “Study: Black, low-income Americans face highest risk from power plant pollution,” Energy News Network, December 11, 2019 https://energynews. us/2019/12/11/midwest/study-black-low-incomeamericans-face-highest-risk-from-power-plantpollution/

23 https://www.energyandpolicy.org/utility-donations-members-congress-overturn-election/

24 https://www.bpr.org/post/duke-energy-pauses-contributions-federal-politicians-following-insurrection#stream/0

25 https://www.energyandpolicy.org/utility-climate-policy/; https://www.duke-energy.com/our-company/investors/corporate-governance/political-expenditures-policy

26 https://www.energyandpolicy.org/utility-climate-policy/

27 https://www.duke-energy.com/_/media/pdfs/our-company/210284-trade-association-climate-review.pdf?la=en, at 4-5, 8.

28 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/state-laws-helping-utilities-build-firewall-to-halt-spread-of-gas-bans-58872665

29 https://www.issgovernance.com/file/products/qualityscore-techdoc.pdf, at 36.

30 https://www.calpers.ca.gov/docs/board-agendas/201702/invest/item08a-01.pdf, at 74.

31 https://www.browninginvestments.com/about/team/

32 https://www.sec.gov/Archives/edgar/data/1326160/000138713119002578/mja-px14a6g_040919.htm

33 https://www.sec.gov/Archives/edgar/data/1326160/000138713120003616/mja-px14a6g_040120.htm

34 https://www.sec.gov/Archives/edgar/data/1326160/000138713120003616/mja-px14a6g_040120.htm

35 Definitive Proxy Statement of Duke Energy filed on March 23, 2021, at 11.

36 Review of Report on Corporate Governance in each Duke proxy statement from 2006-20.

37 https://www.charlotteobserver.com/news/business/article9117443.html

38 See, e.g., https://hbr.org/2016/11/why-diverse-teams-are-smarter; https://corpgov.law.harvard.edu/2020/10/11/board-diversity-no-longer-optional

39 Duke Energy’s annual proxies identify a tenth director, former Piedmont Natural Gas President, Chair and CEO Thomas E. Skains, as having joined the Board since 2014. He has been excluded from this count because he joined the Board pursuant to the agreement under which Duke acquired Piedmont in 2015 although he also lacks renewable energy experience; https://news.duke-energy.com/releases/duke-energy-board-elects-lynn-good-as-board-chairman

40 Definitive Proxy Statement of Duke Energy, filed on March 26, 2020, at 8. https://www.sec.gov/Archives/edgar/data/1326160/000104746921000553/a2242861zpre14a.htm

41 Definitive Proxy Statement of Duke Energy filed on March 26, 2020, at 5.

42 https://insideclimatenews.org/news/17082016/donald-trump-economic-adviser-assault-trade-environment-regulation-epa-dan-dimicco-nucor/. For additional documentation, see Majority Action exempt solicitation at Duke Energy from 2019, at: https://www.sec.gov/Archives/edgar/data/1326160/000138713119002578/mja-px14a6g_040919.htm

43 https://www.fticonsulting.com/our-people/nicholas-c-fanandakis

44 https://www.nytimes.com/2020/11/11/climate/fti-consulting.html

45 https://www.nytimes.com/2020/11/11/climate/fti-consulting.html

46 https://www.linkedin.com/in/roy-dunbar-b0799181/, last accessed March 20, 2020.

47 https://aztst.exeloncorp.com/leadership-and-governance/executives/michael-pacilio

48 https://www.mjbradley.com/content/emissions-benchmarking-generation-charts

49 https://aztst.exeloncorp.com/leadership-and-governance/executives/michael-pacilio

50 Definitive Proxy Statement of Duke Energy, filed on March 26, 2020, at 15-17.